Via Facsimile and U.S. Mail
Mail Stop 4720

June 23, 2009

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2007
        File Number: 001-11356

Dear Mr. Quint,

        We have completed our review of your Form 10-K and your related filings and
have no further comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief